Exhibit 99.1

Bitdeer Announces May 2025 Production and Operations Update

-    Increased self-mining hashrate to 13.6 EH/s on continued deployment of SEALMINERs

-     Sold and shipped 1.6 EH/s of SEALMINER A2s to external customers

SINGAPORE, June 11, 2025 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for Bitcoin mining, today announced its unaudited mining and operations updates for May 2025.

Operational Update

●	Self-mined Bitcoin: 196 Bitcoins, increase of 18.1% from April 2025 on higher average self-mining hashrate from energization of SEALMINERs.
●	Mining Rig Manufacturing and R&D:
o	SEALMINER A1: 3.9 EH/s was energized.
o	SEALMINER A2:
o	Total of 9.0 EH/s mining rigs have been manufactured and an additional 1.5 EH/s are in final assembly as of the end of May 2025.
o	Of the 9.0 EH/s mining rigs that have been manufactured:
●	External-sales: 2.9 EH/s of mining rigs have been shipped to external customers, including 1.6 EH/s that were shipped in May.
●	Self-mining:
●	1.6 EH/s have been deployed in Texas, U.S. and Tydal, Norway, including 1.1 EH/s in May 2025.
●	2.6 EH/s are in-transit to Bitdeer’s sites in Texas, U.S. and Bhutan.
●	1.9 EH/s are being prepared for shipping.
o	SEALMINER A3:
o	Machine level testing is ongoing with all the test results meeting expectations.
o	SEALMINER A3 series will be released and available for pre-order in June 2025.
o	SEALMINER A4:
o	SEAL04 R&D remains on track to achieve an expected chip efficiency of approximately 5 J/TH with anticipated initial tape-out in Q4 2025.
●	HPC/AI:
o	Discussions are ongoing with multiple development partners and potential end users for selected large scale sites in the U.S. for HPC/AI.
o	Launched AI Cloud service by deploying more than 10 cutting-edge LLMs (including LIama, DeepSeek, and Qwen variants) with robust infrastructure supporting strong inference demand - demonstrating our ability to deliver enterprise-grade AI solutions at scale.
●	Hosting:
o	Client-hosted mining rigs increased by 5,000 units or 1.0 EH/s in May 2025, due to existing customers increasing hosted mining rigs.
●	Infrastructure:
o	Tydal, Norway: Electrical equipment installation, hydro cooling, and water supply and drainage systems are expected to be complete by the end of June 2025.
o	Massillon, Ohio: Building construction is ongoing and is expected to be completed in phases from Q3 to Q4 2025.
●	Financing：
o	Tether exercised their warrants during May 2025, the Company issued 5,186,627 ordinary shares and received US$50 million in cash as proceeds. This transaction is related to the private placement financing that took place in May 2024.

Management Commentary

“In May 2025, we continued to deploy our SEALMINER mining rigs to our sites in Texas, U.S., Norway, and Bhutan, bringing Bitdeer’s self-mining hashrate to 13.6 EH/s at the end of the month of May,” said Matt Kong, Chief Business Officer at Bitdeer. “Looking forward, we remain on track to deliver over 40 EH/s of self-mining capacity by October 2025. Further, in May, we sold and shipped approximately 1.6 EH/s of our SEALMINER A2s to external customers. Our A3 Series will also be released and available for pre-order very soon.”

Production and Operations Summary

Metrics	May 2025	Apr 2025	May 2024
Total hash rate under management[1] (EH/s)	27.4	25.1	22.4
- Proprietary hash rate	13.7	12.4	8.4
● Self-mining	13.6	12.4	6.9
● Cloud Hash Rate	-	-	1.5
● Delivered but not hashing	0.1	-	-
- Hosting	13.7	12.7	14.0
Mining rigs under management	189,000	179,000	225,000
- Self-owned[2]	103,000	98,000	86,000
- Hosted	86,000	81,000	139,000
Bitcoins mined (self-mining only)	196	166	184
Bitcoin held[3]	1,351	1,246	105

[1]	Total hash rate under management as of May 31, 2025 across the Company’s primary business lines: Self-mining, Cloud Hash Rate, and Hosting.

●	Self-mining refers to cryptocurrency mining for the Company’s own account, which allows it to directly capture the high appreciation potential of cryptocurrency.
●	Cloud Hash Rate offers hash rate subscription plans and shares mining income with customers under certain arrangements. The Cloud Hash Rate stated above reflects the contracted hash rate with customers at month-end.
●	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.

[2]	Self-owned mining machines are for the Company’s self-mining business and Cloud Hash Rate business.
[3]	Bitcoins held do not include the Bitcoins from deposits of the customers.

Infrastructure Construction Update

Site / Location	Capacity (MW)	Status	Timing[4]
Electrical capacity
- Rockdale, Texas	563	Online	Completed
- Knoxville, Tennessee	86	Online	Completed
- Wenatchee, Washington	13	Online	Completed
- Molde, Norway	84	Online	Completed
- Tydal, Norway	120	Online	Completed
- Gedu, Bhutan	100	Online	Completed
- Jigmeling, Bhutan	132	Online	Completed
Total electrical capacity	1,0985
Pipeline capacity
- Tydal, Norway Phase 2	105	In progress	Q2 2025
- Massillon, Ohio	221	In progress	Q3 - Q4 2025
- Clarington, Ohio Phase 1	266	Paused	TBD
- Clarington, Ohio Phase 2	304	Pending approval	TBD
- Jigmeling, Bhutan	368	In progress	Q3 2025
- Rockdale, Texas	179	In planning	Estimate 2026
- Alberta, Canada	99	In planning	Q4 2026
- Oromia Region, Ethiopia	50	In planning	Q4 2025
Total pipeline capacity	1,592
Total global electrical capacity	2,690

[4]	Indicative timing. All timing references are to calendar quarters and years.
[5]	Figures represent total available electrical capacity.

Rockdale, Texas – 100 MW Hydro-cooling conversion energization commenced:

●	All cooling systems were delivered and installed.
●	Energization in accordance with the phased of delivery of mining rigs.

Tydal, Norway – 175 MW site expansion has commenced energization and is expected to be fully energized by end of Q2 2025:

●	70 MW are online.
●	Remaining 105 MW is expected to be energized in phases by end of June 2025.
●	The transformer installation has been completed, and the delivery and installation of other electrical equipment are underway, expected to be completed by the end of June 2025. All hydro cooling systems have been delivered, and installation is also expected to be completed by the end of June 2025. Construction of the water supply and drainage system is ongoing, with an expected completion date of the end of June 2025.

Massillon, Ohio – 221 MW site on track for completion in H2 2025:

●	Substation construction is underway and is expected to be completed in Q3 2025.
●	Building construction is ongoing and is expected to be completed in phases from Q3 to Q4 2025.

Clarington, Ohio – Paused Bitcoin mining related construction at 570 MW Clarington, Ohio site (both Phase 1 and 2) as a result of advancing HPC/AI discussions.

●	The Company maintains full optionality to reassess and resume the build-out for Bitcoin mining at a later date.

Jigmeling, Bhutan – 500 MW site has commenced energization and is expected to be fully energized in phases by end of Q3 2025:

●	132 MW are online.
●	Remaining 368 MW is expected to be energized in phases from June 2025.
●	Two 132kV transformers have been energized and five 220kV transformers are expected to be ready for energization in June 2025.
●	Delivery of containers and hydro-cooling systems are in progress and is expected to be completed in phases by the end of August 2025.

Fox Creek, Alberta – 101 MW site acquired in Alberta, sitting on 19 acres, is fully licensed and permitted:

●	Site includes all permits and licenses to construct an on-site natural gas power plant, as well as approval for a 99 MW grid interconnection with Alberta Electric System Operator (“AESO”).
●	Bitdeer will develop and construct the power plant in partnership with a leading engineering, procurement and construction (“EPC”) company and is expected to be energized by Q4 2026.

Oromia Region, Ethiopia – Signed an SPA and a turnkey agreement for the acquisition and construction of a 50 MW Bitcoin mining project in Ethiopia for US$7.5 million:

●	Acquisition includes local Ethiopian company with a mining permit, connected to a neighboring transmission substation at 33kV interconnection.
●	This local Ethiopian company has signed a Power Purchase Agreement (PPA) with Ethiopian Electric Power Company for a duration of 4 years at an electricity price of approximately US$0.036/ kWh.
●	Bitdeer is working closely with an EPC contractor with specialized experience in Bitcoin mining and this mining project is expected to be energized in Q4 2025.

Upcoming Conferences and Events

o	June 24 – 26, 2025: Roth 15th Annual Conference in London
o	June 25, 2025: Northland Virtual Growth Conference 2025

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for Bitcoin mining. Bitdeer is committed to providing comprehensive Bitcoin mining solutions for its customers. The Company handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management, and daily operations. The Company also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X @ BitdeerOfficial and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

For investor and media inquiries, please contact:

Investor Relations

Orange Group

Yujia Zhai

bitdeerIR@orangegroupadvisors.com

Public Relations

BlocksBridge Consulting

Nishant Sharma

bitdeer@blocksbridge.com

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